--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                                      under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                 ---------------

                    PIONEER MUNICIPAL AND EQUITY INCOME TRUST
                            (Name of Subject Company)
                                 ---------------

                    PIONEER MUNICIPAL AND EQUITY INCOME TRUST
                        (Name of Person Filing Statement)

               COMMON SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
                         (Title of Class of Securities)

                                    723761102
                      (CUSIP Number of Class of Securities)
                                 ---------------

                               Dorothy E. Bourassa
                       Pioneer Investment Management, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 742-7825
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications On Behalf of the Person Filing Statement)

                                 with a copy to:

                              Roger P. Joseph, Esq.
                              Bingham McCutchen LLP
                               150 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 951-8000
                                 ---------------

_____ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

Item 1. Subject Company Information.

     The name of the subject company is Pioneer Municipal and Equity Income Trust (formerly known as Pioneer Tax Advantaged Balanced Trust), a Delaware statutory trust (the "Fund"). The address of its principal executive offices is 60 State Street, Boston, Massachusetts 02109. The telephone number at its principal executive offices is (617) 742-7845.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this "Statement") relates is the common shares of beneficial interest, no par value of the Fund (the "Common Shares"). As of October 25, 2007, there were 28,706,981 Common Shares outstanding.

Item 2. Identity and Background of Filing Person.

     The filing person is the subject company. The Fund's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to an offer by Bulldog Investors General Partnership ("BIGP") to purchase certain Common Shares, as described in the Schedule TO filed by BIGP on October 31, 2007, as amended on November 13, 2007 (the "Offeror Schedule TO"). According to the Offeror Schedule TO, BIGP is a New York general partnership, and it is offering to purchase up to 1,500,000 of the issued and outstanding Common Shares at a price per share equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date, as defined in the Offeror Schedule TO, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer").

     The Offeror Schedule TO and Offer to Purchase refer to "shares of common stock, no par value." For purposes of this Statement only, the Fund assumes that the Offer relates to the Common Shares. The Fund has no outstanding securities with the title "common stock."

     According to the Offeror Schedule TO, the business address of BIGP is Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663, and the business telephone number of BIGP is (201) 556-0092.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

     Except as described in this Statement or in the excerpts from the Fund's proxy statement dated April 24, 2007 (the "2007 Proxy Statement") filed as Exhibit (e)(1) to this Statement, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Fund or its affiliates and (a) the Fund, its executive officers, trustees or affiliates or (b) BIGP or its executive officers, directors or affiliates.

     The excerpts from the 2007 Proxy Statement filed as Exhibit (e)(1) to this Statement are incorporated herein by this reference and include the information beginning on the following pages and with the following headings:

     o    Page 8: Share Ownership.

     o    Pages 10-11: Trustee Compensation Table.

     o Page 11 and Appendix A: Trust Information. Investment Adviser and Administrator.

     David R. Bock and Stephen K. West no longer are Trustees of the Fund as of June 8, 2007.

     On June 8, 2007, Arthur D. Lipson and Robert S. Ferguson were elected as Trustees of the Fund. Messrs. Lipson and Ferguson receive the same compensation as the other Independent Trustees. Amounts paid to the Trustees by the Fund differ because of (a) membership on or chairing certain committees of the Board and (b) attendance at meetings. Neither Mr. Lipson nor Mr. Ferguson is on the Board of any other Pioneer fund.

     Based on the definitive proxy statement filed by Western Investment LLC on March 19, 2007, as of March 15, 2007, the dollar range of Common Shares beneficially owned by Mr. Lipson and Mr. Ferguson is as follows:

Arthur D Lipson                 more than $100,000
Robert S. Ferguson              more than $100,000

Description of Relevant Agreements.

     o Advisory Agreement dated January 30, 2004 (the "Advisory Agreement") between the Fund and Pioneer Investment Management, Inc. ("Pioneer") generally provides that Pioneer will provide the Fund with investment research, advice and supervision and will furnish continuously an investment program for the Fund, consistent with the investment objective and policies of the Fund. Under the Advisory Agreement, Pioneer will determine from time to time what securities shall be purchased for, and held and sold by the Fund. To carry out such determinations, the Advisory Agreement provides that Pioneer will exercise full discretion and act for the Fund in the same manner and with the same force and effect as the Fund itself might or could do with respect to purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. For performing those services, the Advisory Agreement provides that Pioneer will receive a fee based on the Fund's average daily managed assets, which will be computed daily and paid monthly in arrears. The Advisory Agreement also provides that it shall continue from year to year so long as its continuance is approved in accordance with the requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), or an exemption therefrom, subject to the right of either party to terminate it on 60 days' prior written notice. This summary description of the Advisory Agreement does not purport to be complete, and it is qualified in its entirety by reference to the Advisory Agreement. The Advisory Agreement is filed as Exhibit (e)(2) hereto and incorporated by reference herein.

     o Amended and Restated Administration Agreement dated October 1, 2006 with effect from January 1, 2006 (the "Administration Agreement") between the Pioneer Funds listed on Exhibit 1 thereto (which includes the Fund), and Pioneer generally provides that Pioneer will perform certain accounting, legal and compliance services for the Fund. The Administration Agreement further provides that for performing those services, Pioneer will receive a fee based on the Fund's average daily net assets, which will be computed daily and paid monthly. The Administration Agreement also provides that it shall continue from year to year so long as its continuance is approved by the Trustees, including a majority of the Trustees who are not interested persons of the Fund, subject to the right of either party to terminate it on 60 days' prior written notice. This summary description of the Administration Agreement does not purport to be complete, and it is qualified in its entirety by reference to the Administration Agreement. The Administration Agreement is filed as Exhibit (e)(3) hereto and incorporated by reference herein.

     o Administration Agreement dated January 30, 2004 (the "Tri-Party Administration Agreement") among the Fund, Pioneer and Princeton Administrators, L.P. ("Princeton") generally provides that Princeton, among other things, will calculate or arrange for the calculation and publication of the Fund's net asset value in accordance with the Fund's policy as adopted from time to time by the Fund's Board of Trustees (the "Board"), and maintain, or arrange for the maintenance of, certain books and records of the Fund as required under the 1940 Act. The Tri-Party Administration Agreement also provides that Pioneer will provide officers for the Fund and oversee the activities of Princeton. Under the Tri-Party Administration Agreement, Princeton will receive a fee for its services. Pioneer will not receive a fee, but the Tri-Party Administration Agreement provides that Pioneer is entitled to receive reimbursement for out of pocket expenses incurred in connection with its services. The Tri-Party Administration Agreement further provides that any party may terminate it on 60 days' prior written notice. This summary description of the Tri-Party Administration Agreement does not purport to be complete, and it is qualified in its entirety by reference to the Tri-Party Administration Agreement. The Tri-Party Administration Agreement is filed as Exhibit (e)(4) hereto and incorporated by reference herein.

     o Investment Company Service Agreement dated January 30, 2004 (the "Services Agreement") between the Fund and Pioneer Investment Management Shareholder Services, Inc. ("PIMSS") generally provides that PIMSS will provide certain account services for Fund shareholders, as well as certain services relating to the issuance of Fund shares, which PIMSS may delegate to another party. The Services Agreement provides that PIMSS is entitled to receive a fee for providing those services, which generally is based on transactions for the Fund or its shareholders. The Services Agreement also provides that it may be terminated by either party on 90 days' prior written notice. This summary description of the Services Agreement does not purport to be complete, and it is qualified in its entirety by reference to the Services Agreement. The Services Agreement is filed as Exhibit (e)(5) hereto and incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

     (a) Solicitation/ Recommendation.

     On November 5, 2007, the Board, including each of the Trustees who is not an "interested person" of the Fund, as that term is defined in Section 2(a)(19) of the 1940 Act (collectively, the "Independent Trustees"), met to evaluate and assess the terms of the Offer. At that meeting were, among others, "independent legal counsel," as that term is defined in Rule 0-1(a)(6) under the 1940 Act, to the Independent Trustees.

     At the meeting, a majority of the Board, including a majority of the Independent Trustees in consultation with independent legal counsel, after careful consideration determined to recommend that the Fund's shareholders reject the Offer and not tender their Common Shares to BIGP. One of the Independent Trustees of the Fund has disclosed to the Board that he has an interest as an investor in Full Value Partners L.P., a Delaware limited partnership that is a general partner of BIGP.

     A press release issued by the Fund on November 14, 2007 communicating the recommendation of the Board is filed as Exhibit (a)(1) hereto and is incorporated herein by this reference.

     (b) Reasons

     In making the recommendation described above, the Board consulted with its legal advisors and considered a number of factors, including the following:

     o For shareholders seeking the tax-advantaged income that the Fund provides, any economic benefit of the tender offer should be weighed against the economic benefits of remaining invested in the Fund. The amount over current market price that the Offer represents is significantly less than the Fund's annualized distribution rate of nearly 9.90%, or 13.82% on a tax-equivalent basis, based on the Fund's market price at November 13, 2007. The Trustees recognize that certain investors may seek to take advantage of the Offer as part of an arbitrage or other investment strategy.

     o BIGP states that the purpose of the Offer is for BIGP to gain influence over the management of the Fund with the objective of enhancing the value of the Common Shares. Although BIGP has not specified any particular plan it would pursue, several changes it may pursue would alter substantially the Fund's current investment and/or operational structure. For example, conversion to an open-end structure (as a means to allow investors to receive net asset value for their shares) would eliminate the significant benefits of the closed-end structure in implementing the Fund's investment strategies. In particular, the restrictions on leverage applicable to open-end funds would hinder substantially the Fund's ability to provide enhanced tax-advantaged income and return pursuant to its investment strategies. Conversion to an open-end structure also would mean that the Fund would need to maintain part of its assets in cash. This would limit the Fund's ability to be fully invested in income-producing securities, which may reduce the Fund's yield. To the extent that a substantial number of investors sell their shares in connection with conversion to an open-end structure, the expense ratio of the resulting smaller fund is likely to increase.

     o The $50 processing fee charged to each shareholder who tenders, along with any applicable brokerage commission, will be deducted from the proceeds of shareholders who tender their shares, and will reduce the return realized by those shareholders, significantly in the case of shareholders who tender smaller share amounts.

     o The Offer is subject to a number of conditions. There is no assurance that BIGP will be able to complete the transactions it proposes.

     o The sale of shares by a shareholder pursuant to the Offer is a taxable event. Shareholders evaluating the Offer should consider consulting a tax professional.

     o The Board has taken a number of actions over the past few months that have reduced the Fund's discount to NAV, including:

          o    Increasing the monthly distribution rate by 72.9% since June 2007
          o Instituting a level distribution policy, whereby the Fund pays an increased, fixed monthly distribution consisting of net investment income and a return of capital
          o Applying for exemptive relief from the Securities and Exchange Commission (SEC) to allow the Fund to distribute long-term capital gains on a monthly basis instead of on an annual basis
          o Approving a share repurchase program, which is intended to increase the Fund's net asset value and increase liquidity in the Fund's shares
          o Changing the name of the Fund to more clearly reflect its unique investment strategy and tax benefits

          Since some of these actions were taken by the Board fairly recently, the Fund's discount to NAV may be reduced further as the market responds to the enhancements.

     Shareholders should understand that a return of capital is not a distribution of income or capital gains from the Fund. There can be no assurance as to whether or when the SEC would grant the exemptive order, or as to the conditions to which any order would be subject.

     The Fund's tax-equivalent distribution rate is based on the blended effective tax rate applicable to the Fund's income distributions as of September 30, 2007 assuming the recipient is taxed at the maximum 35% federal personal income tax rate. A portion of the Fund's distributions may be subject to the alternative minimum tax, which would reduce the tax-oriented benefits of the fund to an investor who is subject to that tax.

     The discussion above of the information and factors considered by the Board is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board in reaching its determination. Each of the Trustees evaluated the various factors listed above in light of his or her knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of independent legal counsel. In light of the number and variety of factors that the Board considered, the Trustees did not find it practicable to assign relative weights to the foregoing factors. The Board's determination was made after considering the totality of the information and factors involved. In addition, individual Trustees may have given different weight to different factors.

     (c) Intent to Tender

     As far as the Fund currrently is aware, except as disclosed below, none of its Trustees, executive officers, affiliates, or subsidiaries currently intends to tender Common Shares held of record or beneficially by such person for purchase pursuant to the Offer. The foregoing does not include any Common Shares over which, or with respect to which, any such Trustee, executive officer, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instruction of a third party.

     Arthur D. Lipson has stated that he intends to tender all Common Shares held of record or beneficially by him pursuant to the Offer, except for the 1000 shares held in certificate by Western Investment LLC and the 48 Common Shares that have accumulated through the Fund's Dividend Reinvestment Program. Robert
S. Ferguson has stated that he plans to tender all Common Shares held of record or beneficially by him pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

     Trustees and employees of Pioneer may make recommendations to the shareholders of the Fund with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

     During the past 60 days, no transaction with respect to the Common Shares has been effected by the Fund or, to the Fund's knowledge, by any of its executive officers, Trustees, affiliates or subsidiaries, except the following:

---------------------------------------------------------------------------------------------------------------------------
     Name             Date of Transaction         Amount of           Price Per Share             Where and How the
                                             Securities Involved                                   Transaction was
                                                                                                       Effected
---------------------------------------------------------------------------------------------------------------------------
John F. Cogan, Jr.      October 10, 2007        34,340 common         Varies between      Acquisition on open market
                                             shares, no par value    $14.49 and $14.53
---------------------------------------------------------------------------------------------------------------------------
Arthur D. Lipson       September 28, 2007        6.826 common             $14.429         Dividend reinvestment
                                             shares, no par value
---------------------------------------------------------------------------------------------------------------------------
Arthur D. Lipson        October 12, 2007        10,000 common             $14.38          Equity swap (obligation to
                                             shares, no par value                         purchase) by Western
                                                                                          Investments, LLC, in which Mr.
                                                                                          Lipson has an interest
---------------------------------------------------------------------------------------------------------------------------
Arthur D. Lipson        October 15, 2007        1,800 common              $14.37          Equity swap (obligation to
                                             shares, no par value                         purchase) by Western Investments,
                                                                                          LLC, in which Mr. Lipson has an
                                                                                          interest
---------------------------------------------------------------------------------------------------------------------------
Arthur D. Lipson        October 31, 2007        8.099 common              $14.357         Dividend reinvestment
                                             shares, no par value
---------------------------------------------------------------------------------------------------------------------------
Marguerite A. Piret    September 4, 2007        0.4819 common             $14.07          Dividend reinvestment
                                             shares, no par value
---------------------------------------------------------------------------------------------------------------------------





     The foregoing does not include any Common Shares over which, or with respect to which, any such executive officer, Trustee, affiliate or subsidiary acts in a fiduciary or representative capacity or is the subject to the instruction of a third party.

Item 7. Purposes of the Transaction and Plans or Proposals.

     (a) The Fund has not undertaken, and is not engaged, in any negotiation in response to the Offer that relates to: (i) a tender offer or other acquisition of the Fund's securities by the Fund, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Fund or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund. The Fund, however, reserves the right to develop and evaluate alternatives to the Offer. Accordingly, the Fund may undertake or engage in negotiations and actions which relate to the foregoing. There can be no assurance that the foregoing will result in a transaction being recommended, or if recommended, will be authorized or consummated. Disclosure of the parties to, or terms of, any proposed transactions might jeopardize the initiation or continuation of such negotiations, if any. Accordingly, the Fund will not disclose the possible terms of any such proposal or transactions unless and until an agreement relating thereto has been reached.

     (b) There is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the matters referred to in Item 7(a) immediately above.

Item 8. Additional Information.

     This Statement is not an offer to sell, or a solicitation of an offer to buy, shares of any fund, including the Fund.

     On November 14, 2007, the Fund issued a press release (the "Press Release") relating to the Offer, which contains important information. The materials have also been filed with the SEC. For more information regarding the Fund, or to receive a free copy of the materials filed with the SEC, including the Press Release, please visit www.pioneerinvestments.com. Free copies of such materials can also be found on the SEC's website (http://www.sec.gov). Please note that the information contained at www.pioneerinvestments.com does not constitute part of this Statement.

Item 9. Material to be Filed as Exhibits.

Exhibit No.      Description

(a)(1) Press Release issued by the Fund on November 14, 2007. Filed herewith.
(e)(1) Excerpts from the Proxy Statement of the Fund, dated April 24, 2007, filed with the Securities and Exchange Commission on
                 Schedule 14A on April 24, 2007. Filed herewith.
(e)(2) Advisory Agreement, dated January 30, 2004 between the Fund and Pioneer Investment Management, Inc. Filed herewith.
(e)(3) Amended and Restated Administration Agreement, dated October 1, 2006 between the Pioneer Funds listed on Exhibit 1 thereto (which includes the Fund), and Pioneer Investment Management, Inc. Filed herewith.
(e)(4) Administration Agreement, dated January 30, 2004 among the Fund, Pioneer Investment Management, Inc. and Princeton Administrators, L.P. Filed herewith.
(e)(5) Investment Company Service Agreement, dated January 30, 2004 between the Fund and Pioneer Investment Management Shareholder Services, Inc. Filed herewith.

                     [Rest of page intentionally left blank]

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   PIONEER MUNICIPAL AND EQUITY INCOME TRUST

                                            By:     /s/ Dorothy E. Bourassa
                                                    -----------------------
                                            Name:   Dorothy E. Bourassa
                                            Title:  Secretary

Dated:  November 14, 2007